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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          | SEC FILE NUMBER  |
                                                            | 0-13653          |
                                  FORM 12b-25               --------------------
                                                            --------------------
                          NOTIFICATION OF LATE FILING       |   CUSIP NUMBER   |
                                                            |    709796 10 6   |
                                                            --------------------
(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 20-F
              [_] Form 11-K  [_] Form 10-Q and 10-QSB [_] Form N-SAR


     For Period Ended:       December 31,1995
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

THE PEOPLES BANCTRUST COMPANY, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

310 BROAD STREET
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City, State and Zip Code

SELMA, ALABAMA 36701
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]     (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]     (c)  The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

On March 18, 1996, a tornado struck the town of Selma, Alabama and rendered the Company's mainframe computer inoperable through March 22, 1996. Upon resumption of the computer's operation, previously recorded information had to be restored and reconfirmed from remote back up data. As a result, the Company has been unable to compile the financial and other data necessary to complete the Annual Report on Form 10-K for the fiscal year ended December 31, 1995 by April 1, 1996, the date on which such Report is due.

                                                                SEC 1344 (11-91)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              EDWARD B. CROSLAND, JR.         (201)             393-3636
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- --------------------------------------------------------------------------------

                      THE PEOPLES BANCTRUST COMPANY, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  APRIL 1, 1996                     By  /s/ VIRGINIA L. SELLERS
    ----------------------------------    --------------------------------------
                                            TREASURER